SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  0-114244

                                 WATCHOUT! INC.
                                 --------------
             (Exact name of registrant as specified in its charter)

Utah                                                              84-0959153
---------------------------                                    ----------------
State or Other Jurisdiction                                    (I.R.S. Employer
of incorporation or organization)                              Identification
                                                               Number)

20283 State Road 7 - Suite 400, Boca Raton, FL 33428
----------------------------------------------------
(Address of principal Executive Offices Zip Code)

       Registrant's telephone number, including area code:(561) 482-9421


                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


Voting Shares Outstanding

As of September 1, 2000, there were 49,555,626 voting shares of the Registrant's $.001 par value common stock outstanding, its only class of voting securities, each share entitling the holder thereof to one vote.

Security Ownership of Certain Beneficial Owners and Management

As of September 1, 2000, the following persons were known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                                               Number of                   Percent of               Percent of
                                                              Shares Owned                Class Before              Class After
Name and Address of                                           Beneficially                  Purchase                 Purchase
Beneficial Owner                                             and of Record                 Transaction              Transaction
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Kevin Waltzer                                                  4,608,922    (1)               18.8%                     9.3%
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Terry Reed                                                       344,000 (1)(2)                1.4%                     0.7%
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Melvin Broussard                                               1,200,000    (1)                4.8%                     2.4%
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Todd Violette                                                 25,100,000 (2)(3)                  0%                    50.6%
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Cavalcade of Sports Networks,                                 25,100,000                         0%                    50.6%
Inc.
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Shawn Clarke                                                           0    (2)                  0%                       0%
---------------------------------------------  -------------------------------- -----------------------  -----------------------

Mark Johnson & Associates                                      2,500,000    (4)               10.2%                     5.0%
=============================================  ================================ =======================  =======================
Richard Epstein                                                2,000,000                       8.1%                     4.0%

=============================================  ================================ =======================  =======================
Previous board of directors and                                6,148,922                      25.9%                    12.4%
officers as a group
=============================================  ================================ =======================  =======================
Proposed Board of Directors and                               30,048,922                      20.1%(5)                 60.5%
officers as a group
=============================================  ================================ =======================  =======================

(1)      Director of the Company prior to purchase transaction.
(2)      Designated director following purchase transaction.
(3) Includes 25,100,000 shares owned by Cavalcade. Mr. Violette is a principal shareholder and control person of Cavalcade.
(4) The Company has placed an administrative stop order on these shares. The registered holder thereof has agreed to surrender said shares to the Company but has failed to deliver the same.
(5) Does not include 25,100,000 shares issued to Cavalcade and attributable to Mr. Todd Violette, a director of the Registrant for purposes of this calculation.

         Director designee
         Changes in Control of Registrant

                   On August 31, 2000, Cavalcade of Sports Networks, Inc., a corporation formed under the laws of the State of Nevada
         ("Cavalcade")  entered into an Stock Exchange Agreement (the

         "Agreement") with the Registrant to sell Cormax Business Solutions, Ltd. ("Cormax"), its wholly owned subsidiary organized under the laws of the Province of Alberta Canada, to the Registrant. Upon the closing of the Agreement as of September 1, 2000, Cavalcade obtained control of the Registrant. Upon the passage of ten days following the filing of this Form and the mailing of this Notice to shareholders of the Registrant, one out of the three current members of the Registrant's Board of Directors will resign, and it is intended that Cavalcade will elect Shawn Clarke as a director of Registrant.

                        DIRECTORS AND EXECUTIVE OFFICERS

                  The current Directors and Executive officers of Registrant are:

                  Todd Violette                Director            President
                  Kevin S. Waltzer             Director
                  Terry Reed                   Director
                  Deborah K. Hausman                               Secretary


         Legal Proceedings

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant, except that Todd Violette is an officer, director and majority shareholder of Cavalcade which has a material interest and owns 25,100,000 shares of the Registrant's common shares.

MANAGEMENT

         Identification of Directors to be appointed without shareholder
         ---------------------------------------------------------------
meeting
-------

         Upon the passage of ten days after the filing of this Form and mailing of this Notice to Shareholders, one of the present Directors of the Company, Kevin S. Waltzer, will resign and it is anticipated that Shawn Clarke will be elected to replace him.

         The persons who will be serving as directors of the Registrant, and their ages, are as follows:


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



         Name                             Age
         ----                             ---
         Todd Violette                     31
         Shawn Clarke                      33
         Terry Reed                        52

         Pursuant to the Share Acquisition Agreement, Todd Violette has been appointed as President and Chairman of the Board of Directors of the Registrant.

         Business Experience
         -------------------

         The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

Todd Violette, President and Proposed Director

         Mr. Violette graduated in 1992 from the University of Maryland, College Park, with a Bachelor of Arts degree in Behavioral and Social Sciences.

         He has been chairman of the Board of Directors and president of Cavalcade since February of 2000. From October of 1997 until February, 2000, Mr. Violette was president of Centurion Financial Corporation, a public relations firm located in Ellicott City, MD. From May of 1997 to October of 1997, Mr. Violette was a stock broker with the firm of West America Securities, located in Thousand Oaks, CA. From September of 1996 to May of 1997, Mr. Violette was a stock broker with the firm of MA Gillespie Securities, located in Encino, CA. From September of 1995 to September of 1996, Mr. Violette was a loan officer with Atlantic Coast Mortgage, located in Bethesda, MD.

Shawn Clarke, Proposed Director

         Shawn Clarke graduated from the University of Lethbridge in 1988 with a Bachelor of Sciences degree in computer science.

         From September 1995 to January 1996, Mr. Clarke was employed by Arendeeco, Inc., a software development and consulting company located in Calgary, Canada, as a manager of consulting services. From January 1996 to April 1996, Mr. Clarke was employed by RHI

Consulting, a division of Robert Half International, a computer consulting company located in Calgary, Canada, as a division director. From April 1996 to August 1996, Mr. Clarke served as president of WhereAmI Inc., an internet start-up company located in Calgary, Canada. From August 1996 to July 1997, Mr. Clarke served as consulting services manager for Accuware, Inc. of Calgary, Canada. From July 1997 to April 2000, Mr. Clarke served as manager of internet technologies for Neles Automation, a software development and systems integration company located in Calgary, Canada. From April 2000 to date, Mr. Clarke has serves as vice president of Cormax.

          It is anticipated that Mr. Clarke will be appointed a vice president of the Registrant.

Transactions with Management and Others
---------------------------------------

         Except as set forth in the table below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000.

Committees of the Board of Directors

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

Meetings of the Board of Directors

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Except as set forth below, during the Registrant's past fiscal year, and the current fiscal year, no executive officer of the Registrant received cash compensation other than reimbursement for expenses incurred on behalf of the Registrant, no compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented.

         Name and
         principal                        Annual Compensation                              Long Term Compensation
         position               Year       Salary         Bonus      Other        Stock           SAR's       LTIP      Other

         Kevin Waltzer          1999     $     0.00      $ 0.00     $ 0.00     $       0.00      $ 0.00      $0.00      $ 0.00
         Director               2000     $90,000.00      $ 0.00     $ 0.00     $       0.00      $ 0.00      $0.00      $ 0.00

         Mel Broussard          1999     $     0.00      $ 0.00     $ 0.00     $       0.00      $ 0.00      $0.00      $ 0.00
         Director/Pres          2000     $40,000.00      $ 0.00     $ 0.00     $ 960,000.00      $ 0.00      $0.00      $ 0.00

         Terry Reed             1999     $     0.00      $ 0.00     $ 0.00     $       0.00      $ 0.00      $0.00      $ 0.00
         Director               2000     $     0.00      $ 0.00     $ 0.00     $  74,800.00      $ 0.00      $0.00      $ 0.00

         Deborah Hausman        1999     $     0.00      $ 0.00     $ 0.00     $       0.00      $ 0.00      $0.00      $ 0.00
         Secretary              2000     $25,000.00      $ 0.00     $ 0.00     $  27,900.00      $ 0.00      $0.00      $ 0.00

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 29, 2000                           WATCHOUT! INC.
                ----


                                                by:/s/ Todd Violette
                                                   ------------------------
                                                   Todd Violette, President


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